Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: November 5, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

Telecom Italia S.p.A.

Registered Office in Milan, Via Gaetano Negri no. 1

Headquarter and Branch Office in Rome, Corso d’Italia no. 41

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital Euro 10,740,236,908.50 fully paid up

Tax Code/VAT Code and Registration Number at Milan Companies’ Register 00488410010

NOTICE OF SHAREHOLDERS’ MEETING

Those entitled to vote in the Meeting of the Ordinary Shareholders of Telecom Italia S.p.A. are hereby called to the extraordinay meeting (in a single call) which will be held on 15 December 2015, at 11:00AM (CET) in Rozzano (Milan) at Viale Toscana no.3, to discuss and resolve on the following

AGENDA

Conversion of saving shares into ordinary shares: (i) granting to the holders of saving shares the right to receive one ordinary share in exchange for each saving share held plus a cash payment; and (ii) the mandatory conversion of the saving shares not so exchanged at the end of the period for the exercise of the optional conversion referred to in point (i) into ordinary shares. Amendments to articles 5, 6, 14, 18 and 20 of the Company’s bylaws. Relevant and consequent resolution.

Presentation of resolution proposals/supplementary agenda

Shareholders who, individually or jointly with other shareholders, represent at least 2.5% of the ordinary share capital, and who have demonstrated their entitlement in the form prescribed by applicable regulation, may submit proposals on matters already on the agenda, and may request that additional matters be added to the Shareholders’ Meeting agenda.  Any such request, which must be accompanied by a supporting explanationand  a copy of the requesting party’s identity document, must be received within 10 days of publication of this notice, either at the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs - Ref. Agenda

Via Gaetano Negri no. 1

20123 MILANO - Italy,

or by e-mail to the following address: assemblea.azionisti@pec.telecomitalia.it.

Further information will be available on the website: www.telecomitalia.com/agm.

Documentation

The meeting material will be made available to the public at the registered office of the Company and on the website www.1Info.it, as well as on the Company’s website www.telecomitalia.com/agm, in accordance with applicable law.

Such documentation may be requested using the contact details at the end of this notice.  The Company will not take into account any request formulated on previous occasions.

Questions before the Shareholders' Meeting

Those entitled to vote, having demonstrated their entitlement in the form prescribed by the applicable regulations, may submit questions on agenda items prior to the Meeting, to be received by 12 December 2015, together with a copy of an identity document, to the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs - Ref. Questions

Via Gaetano Negri no. 1

20123 MILANO - Italy,

by fax at +39 06 91864277, by e-mail to the following address assemblea.azionisti@pec.telecomitalia.it, or through the dedicated section of the website www.telecomitalia.com/agm, where further information will be available.

Entitlement to vote

Persons for whom the intermediary of reference has transmitted to the Company the appropriate communication attesting that they are entitled to vote as of 4 December 2015 (record date) are entitled to attend and vote at the Shareholders’ Meeting. Those who will become the owners of Company shares only after this date will not be entitled to speak or vote at the Shareholders' Meeting.

Shareholders with shares lodged with the Company must use the usual channels of communication by telephone or by using the intranet and internet addresses available to them.

Holders of ADRs listed on the New York Stock Exchange and representing ordinary Telecom Italia shares must contact JP Morgan Chase Bank, the issuer of the ADRs (customer service postal address PO Box 64504 St. Paul, MN 55164-0854; telephone number +1 651 453 2128 for calls from outside the United States; 1 800 990 1135 for calls from inside the United States; email address: jpmorgan.adr@wellsfargo.com).

Remote Voting

Those entitled to vote may also exercise their voting rights

-          electronically, through the specially created section on the website www.telecomitalia.com/agm, starting from 16 November 2015 until 14 December 2015 (all day);

-          by mail, using the form available at the Registered Office of the Company and which may be downloaded from the website www.telecomitalia.com/agm from 16 November 2015, to be received no later than 14 December 2015.

The envelope containing the ballot card for voting by mail, completed and signed (to be placed in a further sealed envelope) with a copy of the signatory’s ID document  along with suitable proof of entitlement to sign, must be delivered to the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs - Ref. Voting

Via Gaetano Negri no. 1

20123 MILANO – Italy

A copy of the ballot for voting by mail may also be requested from the contact details given at the end of this notice.

Further information on remote voting is available on the website

www.telecomitalia.com/agm.

Voting by proxy

Those entitled to vote may appoint a representative in the Shareholders’ Meeting by providing a written proxy, within the limits laid down by law. A proxy form is available at the Registered Office of the Company as well as on the Company website www.telecomitalia.com/agm , where a printable version is available.

Copies of the proxies - together with a copy of an ID document of the delegating shareholder - may be sent or notified to the Company, to be received no later than 14 December 2015, either on paper to the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs - Ref. Proxy

Via Gaetano Negri no. 1

20123 MILANO - Italy,

by fax +39 06 91864337, by e-mail to the following address assemblea.azionisti@pec.telecomitalia.it, or through the specially created section on the website (which is currently being created) www.telecomitalia.com/agm, where further information is available.

The Board of Directors decided not to appoint a representative designated by the Company, pursuant to article 135-undecies of Legislative Decree no. 58/1998.

Total number of shares and right to vote

The subscribed and fully paid-in share capital of Telecom Italia on 5 November 2015 is equal to €10,740,236,908.50, divided into 13,499,911,771 ordinary shares (with the right to vote in ordinary and extraordinary shareholders’ meetings) and 6,027,791,699 saving shares (with the right to vote in special meetings of the holders of saving shares), with no par value.

Organisation

To participate in the meeting, those with voting rights and their representatives are invited to arrive in advance of  the scheduled start time  with an identity document; accreditation activities will start at 9:00AM on 15 December 2015. To facilitate the ascertainment of their entitlement to participate, you are invited to show your copy of the communication to the Company that the intermediary is required to make available to you in accordance with current regulations on the day of the meeting.

A free shuttle service will be offered to those participating in the meeting, departing at 8.30 and 9.30 on 15 December 2015, from Piazza degli Affari (in front of Borsa Italiana) to the meeting venue.  A shuttle will retun to Piazza degli Affarifollowing the meeting.

The shuttle service must be booked by 11 December 2015, using the toll-free number (from Italy) 800899389 or by email (navette.assemblee@telecomitalia.it).

Additional Information

The Registered Office of the Company is open to the public on working days between 10AM (CET) and 1.00PM (CET).

For any requests or information, please contact:

•         toll-free number 800020220 (from Italy)

•         telephone +39 011 2293603 (from abroad)

•         e-mail address assemblea.azionisti@pec.telecomitalia.it

***

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.